

Milan Gandhi · 3rd

CFO/COO I Global Retail, Wholesale, Distribution and eCommerce Industries

New York, New York, United States · **Contact info**

500+ connections

Welspun USA, Inc.

Information System Audit and Control Association (ISACA)

Experience

CFO/COO
Welspun USA, Inc.
Jun 2018 – Present · 3 yrs 8 mos
New York, United States

Manage all commercial operations of the company including Finance & Accounting, Costing, Budgeting, Audits, Warehousing & Distribution, Legal, Commercial Insurances and Credit risk reviews.

CFO/COO
Nicole Miller
Jan 2017 – Jun 2018 · 1 yr 6 mos
New York, NY

Managed Finance and Accounting, Distribution, Costing, Legal and Licensing, IS and HR. Improved overall efficiency by introducing new SOPs, internal controls and KRAs.

CFO
Dana-co LLC
Sep 2013 – Jan 2017 · 3 yrs 5 mos
New York, United States

Led Finance, Budgeting, HR, Legal, IT. Significant role in M&A and strategic planning.

COO/CFO
Fabrikant-Tara International LLC
Oct 2006 – Sep 2013 · 7 yrs
New York, United States

Assumed COO/CFO role to Fabrikant-Tara International LLC, a subsidiary of Tara Jewels Limited, supplier of luxury jewelry. FTI supplies loose diamonds, solitaires, gemstone jewelry, and other products globally. Responsibilities included Finance, Accounting, Operations, Legal, HR and IT. Key role in M&A, strategic planning, forecasting and system implementation.

CFO
PRESTIGE JEWELRY INTERNATIONAL INC.
Sep 2004 – Sep 2006 · 2 yrs 1 mo
New York, NY

Managed Finance, Accounting, Audit and IT functions of the company and also looked after integration with overseas affiliates.

Show 2 more experiences

Education

Information System Audit and Control Association (ISACA)
CISA, System Audit
2006 – 2006

The Institute of Chartered Accountants of India
Chartered Acountant, Accounting & Costing
1987 – 1990

Gujarat University
Bachelor of Commerce, Accounting
1984 – 1987

Volunteer experience

Donor
Sankara Eye Foundation, USA
Social Services

Board Member
Alzheimer's Association®
Sep 2019 – Present · 2 yrs 5 mos
Health

Health

Board Member
IC3 Institute
Jul 2019 – Present · 2 yrs 7 mos
Education